UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Virchow Krause LLP, Independent Auditors
Exhibit 23.2 Consent of Deloitte & Touche LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
Muscatine, Iowa

FINANCIAL STATEMENTS

Including Reports of Independent Registered Public Accounting Firms

December 31, 2006 and 2005

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms	3
Financial Statements	
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8-15
Supplemental Information	
Schedule of Assets (Held at End of Year)	16

Virchow Krause & company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HNI Corporation Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, IA

We have audited the accompanying statement of net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustment to retrospectively apply the change in accounting discussed in Note 2 to the financial statements in the accompanying statement of net assets available for benefits as of December 31, 2005. In our opinion, the aforementioned adjustment to the 2005 financial statement was appropriate and was properly applied. We were not engaged to audit, review, or apply any procedures to HNI Corporation Profit Sharing Retirement Plan's 2005 financial statements other than with respect to the adjustment, and accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements.

To the HNI Corporation Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan

Our audit was conducted for the purpose of forming an opinion on the basic 2006 financial statements taken as a whole. The supplemental schedule of HNI Corporation Profit Sharing Retirement Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Madison, Wisconsin
June 25, 2007

Deloitte.

Deloitte & Touche LLP
101 West Second St
Davenport, IA 52801
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Fund
Committee and Participants of
HNI Corporation Profit Sharing Retirement Plan

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the 2006 financial statements, the statement of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 2005 (the 2005 statement of net assets available for benefits before the effects of the adjustments discussed in Note 2 to the 2006 financial statements are not presented herein). This 2005 financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 financial statement, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the 2006 financial statements, presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the 2006 financial statements of the Plan and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Deloitte + Touche LLP

June 22, 2006

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

ASSETS

	2006	2005
NONINTEREST-BEARING CASH	$383,387	$59,720
INVESTMENTS		
Investments, participant-directed	454,415,930	392,133,025
Fully benefit-responsive investment contracts	163,300,954	168,930,606
HNI Corporation common stock	124,525,685	165,785,548
Total investments, at fair value	742,242,569	726,849,179
RECEIVABLES		
Company contributions	27,497,473	28,534,960
Participant contributions	877	34,363
Other receivables	4,479	9
Total receivables	27,502,829	28,569,332
	770,128,785	755,478,231
TOTAL ASSETS		
LIABILITIES		
Corrective distributions	5,000	28,544
Accrued fees	43,127	6,796
Total Liabilities	48,127	35,340
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	770,080,658	755,442,891
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	1,459,840	1,348,954
NET ASSETS AVAILABLE FOR BENEFITS	$771,540,498	$756,791,845

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

	2006
ADDITIONS	
Contributions	
Employee	$24,617,341
Employer cash	20,935,236
Employer noncash (HNI Corporation common stock)	7,488,671
Rollovers	3,894,818
Total contributions	56,936,066
Investment Income	
Net appreciation in fair value	8,816,591
Interest and dividends	19,889,520
Total investment income	28,706,111
Total additions	85,642,177
DEDUCTIONS	
Benefits paid to participants	(70,743,126)
Administrative expenses	(150,398)
Total deductions	(70,893,524)
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS -	14,748,653
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	756,791,845
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$771,540,498

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are 18 or older of HNI Corporation and its wholly owned subsidiaries/divisions: A&M Business Interior Services LLC, Allsteel Inc., Business Environments LLC, Compass Office Solutions LLC, Contract Resource Group LLC, Emerald City Moving & Storage LLC, Fullmer Contract LLC, The Gunlocke Company LLC, Hearth and Home Technologies Inc., HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IntraSpec Solutions LLC, Interior Construction Services LLC, Maxon Furniture Inc., Omni Workspace Company, Paoli Inc., River Bend Capital Corporation, Smartspace Solutions Inc. (f/k/a Holga Inc.), Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions -- The Plan generally provides for each employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $12,298,309 for the 2006 plan year. In addition, employers may contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify the portion of their account balance attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant's investment in Company stock is limited to a maximum of 25% of all participant and employer contributions with the exception of company ownership contributions.

Vesting -- All participants with active accounts are fully vested in their entire account. New participants in the plan will be immediately vested in their entire account.

Investment Options -- Participants may direct the investment of their account balances in any or all of sixteen investment options, which include HNI Corporation common stock, the Fidelity Interest Income Fund, the Fidelity BrokerageLink account and thirteen mutual funds. The Fidelity Interest Income Fund is a stable value fund which invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in many mutual funds or other types of investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

NOTE 1 - Description of the Plan - continued

Loans to Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first of the month in which a loan is processed. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance with the exception of employer matching contributions. Loans to participants are included in investments in the statements of net assets available for benefits.

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

Reclassifications -- Certain reclassifications were made to the 2005 statement of net assets available for benefits to conform to the 2006 presentation. The reclassifications had no impact on net assets available for benefits as of or for the year ended December 31, 2005.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value, except for the investment contract (see Note 6) which is carried at contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments.

Risks and Uncertainties -- The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - Summary of Significant Accounting Policies - continued

New Accounting Pronouncement -- As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2006 and 2005.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2006	2005
Fidelity Interest Income Fund*		
CDC Financial Products Actively Managed Account (ACT), 4.46% and 4.40%, 41,189,995 and 42,569,147 shares, respectively	$41,189,995	$42,569,147
Monumental Life Insurance ACT, 4.46% and 4.40%, 41,190,180 and 42,570,023 shares, respectively	41,190,180	42,570,023
Rabobank Nederland ACT, 4.46% and 4.40%, 41,190,314 and 42,570,248 shares, respectively	41,190,314	42,570,248
UBS Ag ACT, 4.46% and 4.40%, 41,190,305 and 42,570,142 shares, respectively	41,190,305	42,570,142
HNI Corporation common stock**, 2,804,001 and 3,018,124 shares, respectively	124,525,685	165,785,548
Fidelity Independence Fund*, 3,969,619 and 4,134,909 shares, respectively	87,172,833	81,250,956
Fidelity Diversified International Fund*, 1,382,146 and 1,151,096 shares, respectively	51,070,277	37,456,674
Dow Jones Target 2015, 4,122,972 and 3,572,418 shares, respectively	44,829,073	35,652,733
Dow Jones Target 2025, 8,155,036 and 8,526,952 shares, respectively	94,223,287	87,060,178

NOTE 3 – Investments - continued

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HNI Corporation common stock**	$(32,009,050)
Fidelity Independence Fund*	9,304,128
Fidelity Diversified International Fund*	5,377,080
Spartan U.S. Equity Index Fund*	3,049,735
PIMCO Total Return Fund - Institutional Class	(405,809)
Davis New York Venture Fund	4,694,569
ABF Small Cap Value PA	1,444,887
Dow Jones Target Today	92,203
Dow Jones Target 2015	3,541,047
Dow Jones Target 2025	10,936,759
Dow Jones Target 2035	2,260,672
Dow Jones Target 2045	249,045
Spartan International Index Fund - Investor Class*	274,613
Fidelity U.S. Bond Index Fund*	6,712
Net Change in Fair Value	$8,816,591

* Represents a party-in-interest to the Plan
** Represents a party-in-interest to the Plan and includes company ownership contributions

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the investments in the company stock fund is as follows:

	2006	2005
HNI Corporation Common Stock*	$124,525,685	$ 165,785,548
Employer contribution receivable		
Profit sharing and retirement contribution	1,195,612	1,333,025
Company ownership contribution	6,614,381	6,447,019
Employee contribution receivable	18	638
Net Assets - Company Stock Fund	$132,335,696	$173,566,230

Changes in net assets of Company Stock Fund:

Employer contributions	
Profit sharing and retirement contribution	$1,239,061
Company ownership contribution	6,606,869
Participant contributions	1,559,751
Net depreciation in fair value	(32,009,050)
Interest	69,681
Dividends	2,103,347
Benefits paid to participants	(11,484,207)
Expenses	(19,277)
Transfers from Company Stock Fund	(11,817,958)
Transfers to Company Stock Fund	2,521,249
Net Change in Fair Value	$(41,230,534)

NOTE 5 – Fully Benefit Responsive Investment Contracts

The Fidelity Interest Income Fund (the "Fund") is a stable value fund. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. As the Fund is considered to be fully benefit-responsive as defined by the FSP, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Wrap contracts have been purchased to ensure that participants are able to withdraw or transfer funds at contract value. A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant Net Asset Value (NAV) and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemptions of most of the Fund's shares) during a time when the market value of the Fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as Fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees the Fund pays for wrap contracts are a component of the Fund's expenses.

In selecting wrap issuers, Fidelity Management Trust Company ("FMTC"), as investment manager of the Fund, analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the Fund. The Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum durations limits, minimum credit standards, and diversification requirements. Generally, as long as the Fund is in compliance with the conditions of its wrap contracts, it may buy and sell covered assets without impacting the contract value of the covered assets. However, a wrap issuer may require that the Fund invest entirely in cash or cash equivalents under certain conditions.

FMTC normally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. Although FMTC typically enters into wrap contracts with multiple parties, it may have a single wrap issuer for all of the Fund's covered assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

FMTC purchases wrap contracts for the Fund with the aim of maintaining the contract value of the Fund's bond investments. FMTC invests the Fund's assets consistent with the terms of the wrap contracts and the Fund's investment guidelines. As a target, FMTC expects a substantial percentage (up to 99%) of the Fund's assets to be covered by wrap contracts, although FMTC may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the Fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the Fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the Fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the Fund experiences significant redemptions when the market value is below the contract value, the Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fund might have insufficient assets to meet redemption requests, at which point the Fund would require payments from the wrap issuer to pay further shareholder redemptions.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- The plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
- The establishment of a defined contribution plan that competes with the plan for employee contributions.
- Any substantive modification of the plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the plan.
- Any change in law, regulation or administrative ruling applicable to the plan that could have a material adverse effect on the Fund's cashflow.
- Merger or consolidation of the plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
- Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
- Exclusion of a group of previously eligible employees from eligibility in the plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund is unlikely to be able to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its short-term bond portfolio. This could result from the Fund's inability to promptly find a replacement wrap contract with comparable terms following termination of a wrap contract. FMTC will attempt to assess the credit quality of wrap issuers, but there is no guarantee as to the financial condition of a wrap issuer. Wrap contracts are nontransferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets that are in default in excess of a certain percentage of Fund assets (e.g., 5%). In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its covered assets is lower than their contract value.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the Fund's covered assets is below their contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the Fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if FMTC's investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

The Fund has purchased wrap contracts with each of the companies listed in the chart below:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/06	Wrapper Contracts at Fair Value	Adjustment to Contract Value
RaboBank				
Cash		$0		
Government		$15,432,053		
Non-Gov't		$25,393,185		
Wrapper	AAA		$0	
Total Wrapped Portfolio		$40,825,239	$0	$364,960
CDC				
Cash		$0		
Government		$15,432,053		
Non-Gov't		$25,393,185		
Wrapper	AAA		$0	
Total Wrapped Portfolio		$40,825,239	$0	$364,960
Monumental				
Cash		$0		
Government		$15,432,053		
Non-Gov't		$25,393,185		
Wrapper	AA		$0	
Total Wrapped Portfolio		$40,825,238	$0	$364,960
UBS				
Cash		$0		
Government		$15,432,053		
Non-Gov't		$25,393,185		
Wrapper	AA+		$0	
Total Wrapped Portfolio		$40,825,238	$0	$364,960
All Contracts in Portfolio		$163,300,954	$0	$1,459,840

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

Average yields:	2006	2005
Based on actual earnings	4.50%	4.41%
Based on interest rate credited to participants	4.46%	4.40%

NOTE 6 - Group Annuity Contract for Terminated Participants

A group annuity contract has been purchased to fund deferred retirement benefits of certain terminated employees. The contract, No. 53440, is held by Principal Financial Group ("Principal") and offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value which represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by Principal. Contract value is not materially different than fair value. The contract value of $5,708,528 and $6,353,343 at December 31, 2006 and 2005, respectively, is included in investments in the statements of net assets available for benefits. The average yield and crediting interest rate was approximately 10.39% and 11.10% for 2006 and 2005, respectively.

NOTE 7 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 15, 2002 that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended and restated. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 - Related Party Transactions

At December 31, 2006 and 2005, the Plan held 2,804,001 shares and 3,018,124 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $63,471,399 and $60,515,791 at December 31, 2006 and 2005, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $2,103,347 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

NOTE 9 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
EIN: 42-0617510; PLAN: 001

Identity of Issuer/ Description of Investment	Cost**	Current or Contract Value
FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:		
CDC Financial Products ACT at 4.46%		$ 40,825,238
CDC Financial Products Wrapper		364,757
		41,189,995
Monumental Life Insurance ACT at 4.46%		40,825,238
Monumental Life Insurance Wrapper		364,942
		41,190,180
Rabobank Nederland ACT at 4.46%		40,825,238
Rabobank Nederland Wrapper		365,076
		41,190,314
UBS Ag ACT at 4.46%		40,825,238
UBS Ag Wrapper		365,067
		41,190,305
Fidelity Short Term Investment Fund		1,763,837
Total Fidelity Interest Income Fund		166,524,631
HNI CORPORATION COMMON STOCK, 2,804,001 shares*	$ 63,471,399	124,525,685
FIDELITY BROKERAGE LINK*		1,288,651
MUTUAL FUNDS:		
Fidelity Independence Fund*		87,172,833
Fidelity Diversified International Fund*		51,070,277
Spartan U.S. Equity Index Fund*		25,812,206
PIMCO Total Return Fund - Institutional Class		33,281,785
Davis New York Venture Fund		37,939,827
ABF Small Cap Value PA		28,709,487
Fidelity Cash Reserves		84,235
Fidelity Investment Institutional Cash Portfolio:		
Money Market Fund, Class I		996,016
Spartan International Index Fund - Investor Class*		3,691,794
Fidelity U.S. Bond Index Fund*		1,038,000
COMMON COLLECTIVE FUNDS:		
Dow Jones Target Today		1,674,708
Dow Jones Target 2015		44,829,073
Dow Jones Target 2025		94,223,287
Dow Jones Target 2035		18,377,050
Dow Jones Target 2045		2,941,846
GROUP ANNUITY CONTRACT:		
Principal Financial Group - Contract No. GA 53440		5,708,528
LOANS TO PARTICIPANTS (maturing from 2007 - 2032, with interest rates from 5% to 10%)*		13,812,490
Total assets held for investment purposes		$ 743,702,409

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 28, 2007

By: ______________________________

Jerald K. Dittmer
Administrative Committee Member and
Vice President and Chief Financial Officer of
HNI Corporation

Virchow Krause & company

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 25, 2007, appearing in this Annual Report on Form 11-K of HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2006.

Virchow, Krause & Company, LLP

Madison, Wisconsin
June 28, 2007

Ten Terrace Court • PO Box 7398 • Madison, WI 53707-7398 • Tel 608.249.6622 • Fax 608.249.8532 • www.virchowkrause.com

Virchow, Krause & Company, LLP

Certified Public Accountants & Consultants • An Independent Member of Baker Tilley International

Deloitte.

Deloitte & Touche LLP
101 West Second St
Davenport, IA 52801
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 22, 2006, amended on June 25, 2007, appearing in this Annual Report on Form 11-K of HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2006.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the 2006 financial statements of HNI Corporation Profit Sharing Retirement Plan and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Deloitte + Touche LLP

June 25, 2007

END